UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a -16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Table of Contents

Items:

1.	Others

OTHER NEWS

Subject: Disclosure under Indian Listing Regulations

IBN

ICICI Bank Limited (the Bank) Report on Form 6-K

The Bank has made the below announcement to the Indian Stock Exchanges:

This is to inform you that ICICI Bank Limited (“Bank”), acting through its IFSC Banking Unit, has, today at 10:45 a.m. IST priced USD 1 billion Senior Unsecured Fixed Rate Notes (“Notes”) under the USD 7.5 billion Global Medium Term Note Programme of the Bank. Details of the pricing of the Notes are provided in Annexure.

Moody’s Ratings and S&P Global Ratings have vide letters dated August 24, 2026, assigned ‘Baa3’ and ‘BBB’ rating to the Notes respectively.

NOT FOR DISTRIBUTION IN THE UNITED STATES

This document is not an offer of securities for sale in the United States. Any securities referred to herein have not been and will not be registered under the United States Securities Act of 1933, as amended (the “Securities Act”) or any United States state securities laws, and may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and in accordance with any applicable United States state securities laws. There is no intention to register any securities referred to herein in the United States or to make a public offering of the securities in the United States. This document does not constitute an offer to sell or the solicitation of an offer to buy the Notes described herein.

You are requested to take note of the same and bring it to the notice of all concerned.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: 022- 4008 8900 Email: companysecretary@icici.bank.in Website: www.icici.bank.in CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara 390007. India

     Annexure

Particulars	Details
Issuer	ICICI Bank Limited, acting through its IFSC Banking Unit
Type of securities	USD denominated Senior Unsecured Fixed Rate Notes (“Notes”)
Type of issuance	RegS Registered, Category 2, Drawdown under the Bank’s USD 7.5 billion Global Medium Term Note Programme
Size of the Issue	USD 1 billion
Use of Proceeds	The net proceeds from issue of Notes will be used by the Issuer for its general corporate purposes in accordance with relevant regulatory guidelines
Whether proposed to be listed? If yes, name of the stock exchange(s)	Proposed to be listed at Global Securities Market of the India International Exchange IFSC Limited, Debt Securities Market of the NSE IFSC Limited and SGX-ST
Tenure of the instrument - date of allotment and date of maturity	Tenure - 5 years Allotment Date - August 27, 2026 Date of Maturity - August 27, 2031
Coupon/interest offered, schedule of payment of coupon/ interest and principal	Coupon: 5.410% Interest payment dates: 27 February and 27 August in each year up to and including the date of maturity.
Charge or security, if any, created over the assets	Unsecured
Special right/interest/privileges attached to the instrument and changes thereof	Not applicable
Delay in payment of interest/ principal amount for a period of more than three months from the due date or default in payment of interest/ principal	Nil
Details of any letter or comments regarding payment/non-payment of interest, principal on due dates, or any other matter concerning the security and /or the assets along with its comments thereon, if any	Not applicable

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: 022- 4008 8900 Email: companysecretary@icici.bank.in Website: www.icici.bank.in CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara 390007. India

Details of redemption of preference shares indicating the manner of redemption (whether out of profits or out of fresh issue) and debentures	Redemption on the date of maturity
Any cancellation or termination of proposal for issuance of securities including reasons thereof	Nil

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: 022- 4008 8900 Email: companysecretary@icici.bank.in Website: www.icici.bank.in CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara 390007. India

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date	: August 24, 2026
		By:	/s/ Prachiti Lalingkar
			Name	: Prachiti Lalingkar
			Title	: Company Secretary

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: 022- 4008 8900 Email: companysecretary@icici.bank.in Website: www.icici.bank.in CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara 390007. India